Emily Molli

Norwalk, CT
(475) 250-6784
Emily@Subverse.net

EXPERIENCE

Subverse — *Co-founder, Reporter, Producer*

JANUARY 2018 - PRESENT

Research and write reports formatted as scripts and articles.

Produce news packages with on-the-ground reporting, expert interviews, and in-depth reports on science, technology, and government.

Produce short and long-form documentaries.

Coordinate and commission content from other independent journalists.

Freelance — *Producer, Videographer*

JULY 2014 - JANUARY 2019

Various production roles in projects for Wall Street Journal Custom Studios, Huffington Post, Agence France Presse, Weather Channel, Nation of Change, and various production companies, including projects for virtual reality.

Co-produced experimental live and pre-recorded series following gang violence and community peace organizations on the South Side of Chicago.

Produced weekly podcast on weekly news and cultural commentary.

Contributed visual material and information to various documentaries and feature films.

Freelance — *Photojournalist*

JANUARY 2016 - PRESENT

Covered the 2016 Presidential Election, various protests, civil unrest, natural disasters, and other significant news events in the US and abroad.

Licensed hundreds of photos through major international wires such as Getty Images, Associated Press, Nurphoto Agency, Anadolu Agency, and Xinhua News Agency.

Photographs published in major news outlets such as New York Times, Wall Street Journal, CNN, ABC, NBC, BBC, The Guardian, TIME, Bloomberg, ProPublica, and more.

Xinhua News Agency, Chicago — *Midwest Correspondent*

AUGUST 2014 - JANUARY 2018

Wrote breaking news and feature stories for Xinhua News Agency's Chicago Bureau covering natural disasters, civil unrest, protests, and economics.

Produced video packages for social media and international broadcast.

SKILLS

Adobe Creative Suite

Microsoft Office

G Suite

PADI Scuba certified

LANGUAGES

Fluent English

Conversational French

Basic Spanish

Basic German

Zacuto USA, Chicago — *Creative Associate*

AUGUST 2017 - JANUARY 2018

Created motion graphics and digital assets for web series pilot projects.

Consulted on scripts, organized production and digital marketing campaigns.

EDUCATION

University of Evansville, Indiana— *English Literature, Writing*

AUGUST 2012 - MAY 2014

Wrote for University newspaper.

Semester abroad at UE Sister Campus Harlaxton College.

Won Principal's Award for Excellence for an essay analyzing Postmodern literature.

School of the Art Institute of Chicago, Illinois — *Video, Animation*

AUGUST 2014 - DECEMBER 2015

Produced video profiles of artists for the school's F Newsmagazine.